July 11, 2019

Yona Ovadia
Chief Executive Officer
Gilat Satellite Networks Ltd.
Gilat House
21 Yegia Kapayim Street, Kiryat Arye
Petah Tikva 4913020, Israel

       Re: Gilat Satellite Networks Ltd.
           Registration Statement on Form F-3
           Filed July 11, 2019
           File No. 333-232597

Dear Mr. Ovadia:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Joshua Shainess, Attorney-Adviser, at (202) 551-7951 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Telecommunications